SEI Investments Distribution Co.
Computation of Net Capital
December 31, 2018 Schedule I

(in thousands of dollars)

Total ownership equity qualified for net capital		$	36,456
Subordinated debt allowable for net capital			—
Total capital and allowable subordinated liabilities			36,456

Deductions and/or charges

Total non-allowable assets from Statement of Financial Condition	$	12,989	
Additional charges for customers' and non-customers security accounts		1	
Aged fail-to-deliver			
Aged short security differences		—	
Secure demand note deficiency		—	
Commodity future contracts and spot commodities proprietary capital charges		—	
Deductions for accounts carried under 15c3-1(a)(6)(a)(7)(c)(2)(x)		—	
Total deductions and/or charges			12,990
Net capital before haircuts on securities positions			23,466

Haircuts on securities

Contractual securities commitments		—	
Subordinated securities borrowings		—	
Trading and investment securities			
Bankers acceptances, certificates of deposit and commercial paper		2	
U.S. and Canadian government obligations		63	
State and municipal government obligations		—	
Corporate obligations		—	
Stocks and warrants		—	
Options		—	
Arbitrage		—	
Other securities		91	
Other/list		—	
Total haircuts on securities			156
Net capital		$	23,310

Computation of Alternate Net Capital

Aggregate debit items			—
2% of aggregate debit items			—
Minimum dollar net capital requirement of reporting broker or dealer		$	250
Net capital requirement		$	250
Excess net capital		$	23,060
Percentage of net capital to aggregate debits			.00%
Percentage of net capital, after anticipated capital withdrawals, to aggregate debits			.00%
Net capital in excess of the greater of 5% of combined Aggregate debit items or 120% of minimum net capital requirement		$	23,010

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018.